--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Reschke, Michael W.                                 (Month/Day/Year)        Prime Retail, Inc. (PRT)
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    (Last)          (First)          (Middle)          6/15/98          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
77 West Wacker Drive, Suite 3900                    Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X   title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                             Chairman of the Board                Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Chicago           Illinois           60601                                                                     ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         152,217                            D
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Common Stock                                         250,000                            I             By Prime Group, Inc. ("PGI")
                                                                                                      and certain limited
                                                                                                      partnerships affiliated with
                                                                                                      PGI (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Prime Retail, L.P. Common Units     6/15/98  none    Common Stock           7,344,629   exchangeable       I      By PGI and certain
                                                                                        on a 1:1 ratio            limited
                                                                                        for Common Stock          partnerships
                                                                                                                  affiliated  with
                                                                                                                  PGI (1)
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Prime Retail, Inc.                  6/15/98  none    Common Stock           11,424      convertible on     D
Series B Preferred Stock                                                                a 1:1.2 ratio
                                                                                        into Common Stock
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Prime Retail, Inc.                   (3)       (4)    Common Stock           575,000    50,000 at $11.88   D
Stock Options (2)                                                                       75,000 at $12.53
                                                                                        150,000 at $19.00
                                                                                        300,000 of $13.09
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Explanation of Responses:
(1) Mr. M. Reschke is the Chairman and Chief Executive Officer of PGI.
(2) Mr. M. Reschke has the right to buy the equity securities subject to the Options.
(3) 350,001 Options are exercisable as of 6/15/98 with 24,999 Options vesting approximately 2,500 per month, 100,000 Options vesting on 6/12/99 and 100,000 Options vesting on 6/12/00.
(4) 50,000, 75,000, 150,000 and 300,000 Options expire on 2/16/06, 5/29/07, 3/18/04 and 6/12/08, respectively.


                                                                       /s/ Michael W. Reschke                        6/15/98
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)